

FOR IMMEDIATE RELEASE

For more information contact:
Richard L. Bergmark, 713-328-2101
Fax: 713-328-2151

CORE LAB ANNOUNCES Q3 2010 QUARTERLY DIVIDEND AND DECLARES A SPECIAL CASH DIVIDEND

AMSTERDAM (12 July 2010) – The Board of Supervisory Directors of Core Laboratories N.V. (NYSE: "CLB") has announced a quarterly cash dividend of $0.06 per share of common stock payable in the third quarter of 2010. This amount reflects the two-for-one stock split that was effective on 8 July 2010 and is equal in amount to the quarterly cash dividend of $0.12 per share paid in the second quarter of 2010. On an annualized basis, the quarterly cash dividend would equal a payout of $0.24 per split share of common stock. The quarterly cash dividend will be payable on 23 August 2010 to shareholders of record on 23 July 2010. Dutch withholding tax will be deducted from the dividend at a rate of 15%.

Core's Board of Supervisory Directors also has declared a special cash dividend of $0.65 per share of common stock payable on 23 August 2010 to shareholders of record on 23 July 2010. This amount also is reflective of the two-for-one stock split and is the equivalent of $1.30 per share before the split. Dutch withholding tax will be deducted from the special dividend at a rate of 15%.

Any determination to declare a future quarterly or special cash dividend, as well as the amount of any such cash dividend which may be declared, will be based on the Company's financial position, earnings, earnings outlook, capital expenditure plans, ongoing share repurchases, potential acquisition opportunities, and other relevant factors at the time.

———————

The Company has scheduled a conference call to discuss Core's second quarter 2010 earnings. The call will begin at 7:30 a.m. CDT on Thursday, 22 July 2010. To listen to the call, please go to Core's website at www.corelab.com.

———————

Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenues, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2009 Form 10-K filed on 19 February 2010, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance.   The Company undertakes no obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date of this press release.

# # #